Exhibit 99.1

Bona Reports Third Quarter 2015 Financial Results

BEIJING – November 25, 2015 — Bona Film Group Limited (NASDAQ: BONA) (“Bona” or the “Company”), a leading film distributor and vertically integrated film company in China, today announced unaudited financial results for the third quarter ended September 30, 2015.

“We are pleased with our third quarter results with non-GAAP net income meeting our prior guidance,” said Bona’s founder, Chairman and CEO Mr. Yu Dong. “Our movie theater business continued its growth momentum in the third quarter, achieving a year-over-year increase of 55%, which was mainly driven by the Company’s strategic expansion efforts with additional theaters and screens. The rapid growth of China’s film industry also benefitted our overall business in the third quarter.”

“In November, we were delighted to announce our investment in TSG, one of the pre-eminent film financing companies in the United States to build our film presence in the international market as well as to participate in more Hollywood mainstream film projects, while also sharing in their worldwide box office receipts. Our international expansion initiative is pivotal to our long-term growth strategy, as it expands our market reach, with the goal of becoming one of the leading film companies in China and around the world,” Mr. Yu added.

Third Quarter 2015 Financial Summary

•	Third quarter 2015 net revenues were US$78.9 million, a decrease of 21.1% from US$100.0 million in the third quarter of 2014.

•	Third quarter 2015 gross profit was US$40.5 million, a decrease of 1.1% from US$40.9 million in the third quarter of 2014.

•	Third quarter 2015 gross margin was 51.3%, compared with 40.9% in the third quarter of 2014.

•	Third quarter 2015 net income attributable to Bona Film Group Limited was US$0.8 million, or US$0.01 per basic and diluted ADS[1], compared with net income attributable to Bona Film Group Limited of US$5.9 million, or US$0.10 and US$0.09, per basic and diluted ADS, in the third quarter of 2014, respectively.

•	Third quarter 2015 non-GAAP net income[2] was US$5.1 million, compared with non-GAAP net income of US$9.3 million in the third quarter of 2014.

•	Third quarter 2015 adjusted EBITDA, non-GAAP[2] was US$9.9 million, compared with adjusted EBITDA, non-GAAP of US$16.5 million in the third quarter of 2014.

•	Cash and cash equivalents and restricted cash totaled US$150.9 million as of September 30, 2015.

•	Cash used in operating activities totaled US$164.9 million in the third quarter of 2015, compared with cash provided from operating activities of US$1.3 million in the third quarter of 2014.

[1]	“ADS” is American depositary share. Each two ADSs represent one ordinary share.
[2]	As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses. Adjusted EBITDA, non-GAAP excludes share-based compensation expenses, interest, taxes and non-cash depreciation and amortization charges. See "Non- GAAP Financial Measures" and "Reconciliation of Non-GAAP Measures" at the end of this press release.

Bona Film Group Limited

Third Quarter 2015 Business Updates and Recent Highlights

•	Distributed and/or invested in a total of 5 films in the third quarter of 2015 – Bride Wars and The Dead End were Bona’s top performers in the third quarter. The five films generated total box office receipts of RMB587.3 million to date.
o	Distributed Bride Wars on August 20, 2015. The film has generated RMB173.3 million in domestic box office receipts.
o	Distributed The Dead End on August 27, 2015. The film has generated RMB304.5 million in domestic box office receipts.
•	Major films undergoing production in the third quarter of 2015 include The Cinema That Never Dies, Sword Master and The Treasure.
•	The movie theater business achieved record quarterly revenues of US$33.8 million, a 55.0% increase compared with the same period last year.
•	As of September 30, 2015, Bona owned and operated 30 theaters with 250 screens, including seven DMAX screens and two IMAX screens.
•	On November 5, 2015, the Company announced an investment (the “Investment”) of $235 million in TSG Entertainment Finance LLC (“TSG”). TSG is a film finance entity working with Twentieth Century Fox to finance primarily live action films. The Investment is structured primarily with the Bona Film Fund and a credit facility arranged by East West Bank, and entitles Bona to participate in the on-going slate financing arrangement that TSG has with Twentieth Century Fox, which will continue to distribute films worldwide. Films previously included in the TSG slate were Dawn of the Planet of the Apes, X-Men Days of Future Past, and the recently released Ridley Scott film, starring Matt Damon, The Martian.

Third Quarter 2015 Financial Results

Net Revenues

	3Q15	3Q14	Y-o-Y%
Net Revenues (US$mm)	78.9	100.0	(21.1)%

Net revenues for the third quarter of 2015 decreased 21.1% year-over-year to US$78.9 million. The decrease in net revenues was primarily attributable to the stronger performance of the films distributed in the third quarter of 2014, especially the films The White-Haired Witch and The Continent.

Net Revenues by Segment Operations

	Film Distribution	Film Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	46.2	0.1	32.5	0.1	-	78.9
Intersegment Revenues (US$mm)	1.6	12.5	1.3	-	(15.4)	-
Total Net Revenues (US$mm)	47.8	12.6	33.8	0.1	(15.4)	78.9

Net revenues from the film distribution segment totaled US47.8 million in the third quarter of 2015, a decrease of 39.6% from US$79.1 million in the third quarter of 2014. The decrease was mainly due to the stronger performance of the films distributed in the third quarter of 2014, especially the film The Continent. During the third quarter of 2015, Bona distributed and/or invested in a total of 5 films, with Bride Wars and The Dead End being well received by movie audiences.

Bona Film Group Limited

Net revenues from the film investment and production segment were US$12.6 million in the third quarter of 2015, a decrease of 32.3% from US$18.6 million in the third quarter of 2014. The decrease was mainly due to the stronger performance of the films distributed in the third quarter of 2014, especially the film The White-Haired Witch.

Net revenues from the movie theater segment were US$33.8 million in the third quarter of 2015, a 55.0% increase from US$21.8 million in the third quarter of 2014. The increase was mainly due to the increase in the number of theaters and screens from the Company’s strategic expansion efforts, and the maturation of new theaters over time.

Gross Profit and Gross Margin

	3Q15	3Q14	Y-o-Y%
Gross Profit (US$mm)	40.5	40.9	(1.1)%
Gross Margin	51.3%	40.9%	-

For the third quarter of 2015, gross profit slightly decreased to US$40.5 million, compared with US$40.9 million in the third quarter of 2014.

Segment Profit3 and Segment Margin

	Film Distribution	Film Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	20.6	1.2	19.9	0.1	40.6
As % of Total Segment Profit	50.7%	3.0%	49.0%	0.2%	100.0%
Segment Margin	43.1%	9.5%	58.9%	100.0%	51.5%

Margin for the Company’s film distribution segment was 43.1% in the third quarter of 2015, compared with 37.3% in the third quarter of 2014. The increase was mainly due to better economic returns on films distributed in the third quarter of 2015.

Margin for the Company’s film investment and production segment was 9.5% in the third quarter of 2015, compared with a segment margin of negative 24.2% in the third quarter of 2014. The increase was the result of the acceleration of amortization, impairment and one-time write-off of production costs in the third quarter of 2014.

Margin for the Company’s movie theater segment was 58.9% in the third quarter of 2015, in line with 58.3% in the third quarter of 2014.

Operating Income and Operating Margin

	3Q15	3Q14	Y-o-Y%
Operating Expenses (US$mm)	31.0	32.3	(4.2)%
Operating Income (US$mm)	9.1	10.6	(13.9)%
Operating Margin	11.6%	10.6%	-

[3]	Segment profit = segment gross profit - film participation expenses + equity in earnings of equity method investments.

Bona Film Group Limited

Total operating expenses, including participation expenses, general and administrative expenses, and selling and marketing expenses, for the third quarter of 2015 slightly decreased to US$31.0 million, compared with US$32.3 million in the third quarter of 2014.

Operating income for the third quarter of 2015 decreased 13.9% to US$9.1 million from US$10.6 million in the third quarter of 2014. Operating margin in the third quarter of 2015 was 11.6% compared with 10.6% in the third quarter of 2014. The year-over-year increase in operating margin was primarily due to the growth in the Company’s movie theater businesses.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS

	3Q15	3Q14
Net Income Attributable to Bona Film Group Limited (US$mm)	0.8	5.9
Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.01	0.10
Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.01	0.09

	3Q15	3Q14
Non-GAAP Net Income (US$mm)	5.1	9.3
Non-GAAP Net Income Attributable to Bona Film Group Limited per Basic ADS (US$)	0.08	0.16
Non-GAAP Net Income Attributable to Bona Film Group Limited per Diluted ADS (US$)	0.08	0.15

Excluding share-based compensation expenses of US$4.5 million and US$3.6 million for the third quarters of 2015 and 2014, respectively, non-GAAP net income for the third quarter of 2015 was US$5.1 million, compared with non-GAAP net income of US$9.3 million in the third quarter of 2014.

	3Q15	3Q14
Adjusted EBITDA, non-GAAP (US$mm)	9.9	16.5

Adjusted EBITDA, non-GAAP in the third quarter of 2015 was US$9.9 million, compared with adjusted EBITDA, non-GAAP of US$16.5 million in the third quarter of 2014.

Cash and Cash Flow

As of September 30, 2015, Bona had cash and cash equivalents and restricted cash totaling US$150.9 million, compared with US$153.6 million as of December 31, 2014. Net cash used in operating activities for the third quarter of 2015 was US$164.9 million, compared with net cash provided from operating activities of US$1.3 million for the third quarter of 2014. The change in cash flow from operations was mainly attributable to the increase in investment in films scheduled for release in future.

“I am very excited about our film slate for the fourth quarter of 2015 and the first half of 2016, which includes highly anticipated productions, such as The Treasure, The Cinema That Never Dies, Absolutely Unexpected, and The Man from Macau 3. In addition, the film we are developing in partnership with Tristar and Studio 8, Billy Lynn's Long Halftime Walk, is in the post-production phase and is on schedule for a November 2016 release. As we continue to roll out our international expansion plan, we look forward to adding more high quality films to our pipeline,” concluded Mr. Yu.

Bona Film Group Limited

Third quarter 2015 Conference Call Details

Bona management will hold the earnings conference call at 8:00 p.m. Eastern Time on Wednesday, November 25, 2015 (9:00 a.m. Beijing/Hong Kong Time on Thursday, November 26, 2015). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-906-606

China, Domestic: 400-120-0654

International: +65-6713-5440

The conference ID # is 85580082.

A live and archived webcast of the earnings conference call will be available on the IR Calendar page of the Bona investor relations website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona's email list to receive Company news, please send your request to bona@tpg-ir.com.

Forward Looking Statements

This news release may contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Bona Film Group Limited

Non-GAAP Financial Measures

To supplement Bona's consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income, non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and adjusted EBITDA, non-GAAP, which excludes share-based compensation expenses, interest, taxes, and non-cash depreciation and amortization charges. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona's definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance and a supplemental liquidity measure which is useful for understanding and evaluating the Company’s capacity for servicing its debt, and otherwise meeting its cash needs. Adjusted EBITDA, non-GAAP excludes depreciation and amortization, so it does not reflect any cash requirements for the replacement of the assets, which will often have to be replaced in the future. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and liquidity, and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com

Bona Film Group Limited

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Operations

(in thousands of U.S. dollars, except share data)

	Three-months ended September 30		Nine-months ended September 30
	2015	2014	2015	2014

Net revenues	78,918	100,044	267,554	201,504
Cost of revenues	38,463	59,150	148,194	114,050
Gross profit	40,455	40,894	119,360	87,454
Film participation expenses	(1,533)	3,985	13,541	11,856
Selling and marketing expenses	10,869	11,854	35,120	20,530
General and administrative expenses	21,640	16,489	60,769	45,047
Total operating expenses	30,976	32,328	109,430	77,433

Government subsidies	997	939	3,278	1,876
Equity in earnings of equity method investments, net of tax	(1,340)	1,109	2,981	3,328
Operating income	9,136	10,614	16,189	15,225
Interest income from bank deposits	334	316	1,284	904
Interest income from loan to producer of TV series	30	10	90	10
Interest expenses	(1,152)	(481)	(3,625)	(1,198)
Exchange (loss) gain	(4,074)	856	(3,949)	(673)
Other income	380	71	522	213
Investment income	-	-	-	64
Loss on deconsolidation of a subsidiary	(1,831)	-	(1,803)	-
Income before income taxes	2,823	11,386	8,708	14,545

Provision for income taxes	2,230	5,655	6,880	6,982
Net income	593	5,731	1,828	7,563

Less: Net loss attributable to the noncontrolling interests	(180)	(140)	(433)	(422)
Net income attributable to Bona Film Group Limited	773	5,871	2,261	7,985

Net income attributable to Bona Film Group Limited per ADS
Basic	0.01	0.10	0.04	0.13
Diluted	0.01	0.09	0.03	0.13

Weighted average shares used in calculating net income per ordinary share
Basic	31,188,741	30,409,861	30,854,369	30,334,730
Diluted	34,110,140	31,809,409	33,511,816	31,591,505

Bona Film Group Limited

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Statement of Comprehensive (Loss) Income

(In thousands of U.S. dollars)

	Three-months ended September 30		Nine-months ended September 30
	2015	2014	2015	2014
Net income	593	5,731	1,828	7,563
Other comprehensive income, net of tax
Foreign currency translation adjustments	(3,743)	1,323	(3,607)	(1,459)
Comprehensive (loss) income	(3,150)	7,054	(1,779)	6,104
Less: comprehensive loss attribute to the noncontrolling interests	(183)	(137)	(437)	(424)
Comprehensive (loss) income attributable to Bona Film Group Ltd.	(2,967)	7,191	(1,342)	6,528

Bona Film Group Limited

BONA FILM GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share data)

	September 30,	December 31,
	2015	2014

Cash and cash equivalents	75,799	97,171
Restricted cash	75,108	56,473
Accounts receivable and notes receivable, net of allowance for doubtful accounts	71,801	72,680
Prepaid expenses and other current assets	25,870	23,691
Amounts due from related parties	1,028	269
Current deferred tax assets	1,516	1,564
Inventories	585	377
Total current assets	251,707	252,225

Distribution rights	11,555	6,546
Production costs	167,928	168,475
Prepaid film costs	5,730	4,407
Property and equipment, net	86,063	75,716
Acquired intangible assets, net	2,336	2,346
Non-current deferred tax assets	793	918
Cost method investments	1,474	1,477
Equity method investments	67,913	34,622
Goodwill	48,141	49,312
Long-term prepaid expenses	18	34
Other non-current assets	151,629	-
Total assets	795,287	596,078

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $58,174 and $29,882 as of September 30,2015 and December 31, 2014, respectively)	59,010	31,592
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to Bona Film Group Limited of $57,992 and $46,699 as of September 30,2015 and December 31, 2014, respectively)	58,374	50,686
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $9,081 and $6,995 as of September 30,2015 and December 31, 2014, respectively)	13,057	8,373
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to Bona Film Group Limited of $15,212 and $11,734 as of September 30,2015 and December 31, 2014, respectively)	8,594	11,702
Bank borrowings (including bank borrowings of the consolidated variables interest entities without recourse to Bona Film Group Limited of $28,321 and $54,277 as of September 30, 2015 and December 31, 2014, respectively)	120,828	127,293
Other borrowings (including other borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,697 and $7,304 as of September 30, 2015 and December 31, 2014, respectively)	26,697	7,304
Current film participation financing liabilities with unrelated parties (including current film participation financing liabilities with unrelated parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $14,106 and $13,063 as of September 30, 2015 and December 31, 2014, respectively)	14,340	13,251
Current film participation financing liabilities with related parties (including current film participation financing liabilities with related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $77,827 and $84,033 as of September 30, 2015 and December 31, 2014, respectively)	77,827	84,033
Total current liabilities	378,727	334,234

Bank borrowings (including bank borrowings of the consolidated variable interest entities without recourse to Bona Film Group Limited of $5,951 and 24,227 as of September 30,2015 and December 31, 2014, respectively)	5,951	24,227
Deferred income (including deferred income of the consolidated variable interest entities without recourse to Bona Film Group Limited of $1,010 and $1,049 as of September 30,2015 and December 31, 2014, respectively)	1,010	1,249
Non-current film participation financing liabilities with an unrelated party (including current film participation financing liabilities with an unrelated party of the consolidated variable interest entities without recourse to Bona Film Group Limited of nil and $1,990 as of September 30,2015 and December 31, 2014, respectively)	-	1,990
Non-current film participation financing liabilities with related parties (including non-current film participation financing liabilities with related parties of the consolidated variable interest entities without recourse to Bona Film Group Limited of $174,636 and $14,667 as of September 30,2015 and December 31, 2014, respectively)	174,636	14,667
Total liabilities	560,324	376,367

Bona Film Group Limited’s ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 32,402,346 and 31,359,919 shares issued and outstanding as of September 30, 2015 and 31,402,346 and 30,496,848 shares issued and outstanding as of December 31, 2014)	16	15
Additional paid-in capital	213,013	195,976
Statutory reserves	3,704	3,704
Accumulated profit	13,706	11,445
Accumulated other comprehensive income	2,929	6,532
Total Bona Film Group Limited’s equity	233,368	217,672

Noncontrolling interests	1,595	2,039
Total equity	234,963	219,711

Total liabilities and equity	795,287	596,078

Bona Film Group Limited

BONA FILM GROUP LIMITED

Unaudited Reconciliation of Non-GAAP Measures

(in thousands of U.S. dollars)

	Three-months ended September 30		Nine-months ended September 30
	2015	2014	2015	2014

Net income	593	5,731	1,828	7,563

Adjustment for share-based compensation	4,459	3,582	11,586	7,189
Adjusted net income (non-GAAP)	5,052	9,313	13,414	14,752

Adjustment for interest	788	155	2,251	284
Adjustment for taxes	2,230	5,655	6,880	6,982
Adjustment for depreciation & amortization	1,799	1,352	5,174	4,113

Adjusted EBITDA (non-GAAP)	9,869	16,475	27,719	26,131